UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

PROSOMNUS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

50535E108

(CUSIP Number)

HealthpointCapital Partners, LP

3708 Ashford Place

Greenville, NC 27858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50535E108	Schedule 13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS HealthpointCapital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 540,220 shares[1]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 540,220 shares[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,220 shares[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%[4]
14	TYPE OF REPORTING PERSON PN

[1]

Consists of 540,220 shares of Common Stock of ProSomnus, Inc. (the “Issuer”) owned by HealthpointCapital Partners, LP, of which HGP, LLC is the general partner and HealthpointCapital, LLC is the investment manager.

[2]	See footnote 1.
[3]	See footnote 1.
[4]

The percentage ownership was calculated based on 16,048,174 shares of Common Stock of the Issuer stated to be outstanding in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 13, 2022.

CUSIP No. 50535E108	Schedule 13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS HealthpointCapital Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,348,552 shares[5]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,348,552 shares[6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,348,552 shares[7]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%[8]
14	TYPE OF REPORTING PERSON PN

[5]

Consists of 4,348,552 shares of Common Stock of the Issuer owned by HealthpointCapital Partners II, LP, of which HGP II, LLC is the general partner and HealthpointCapital, LLC is the investment manager.

[6]	See footnote 5.
[7]	See footnote 5.
[8]	See footnote 4.

CUSIP No. 50535E108	Schedule 13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS HealthpointCapital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,646,677 shares[9]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,646,677 shares[10]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,646,677 shares[11]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%[12]
14	TYPE OF REPORTING PERSON PN

[9]

Consists of 1,646,677 shares of Common Stock of the Issuer owned by HealthpointCapital Partners III, LP, of which HGP III, LLC is the general partner and HealthpointCapital, LLC is the investment manager.

[10]	See footnote 9.
[11]	See footnote 9.
[12]	See footnote 4.

CUSIP No. 50535E108	Schedule 13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS HCP II Co-Invest Vehicle LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 124,790 shares[13]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 124,790 shares[14]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,790 shares[15]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%[16]
14	TYPE OF REPORTING PERSON PN

[13]	Consists of 124,790 shares of Common Stock of the Issuer owned by HCP II Co-Invest Vehicle LP, of which HGP II, LLC is the general partner and HealthpointCapital, LLC is the investment manager.
[14]	See footnote 13.
[15]	See footnote 13.
[16]	See footnote 4.

CUSIP No. 50535E108	Schedule 13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS HealthpointCapital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,660,239 shares[17]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,660,239 shares[18]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,660,239 shares[19]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%[20]
14	TYPE OF REPORTING PERSON IA

[17]

Consists of (i) 540,220 shares of Common Stock of the Issuer owned by HealthpointCapital Partners, LP, (ii) 4,348,552 shares of Common Stock of the Issuer owned by HealthpointCapital Partners II, LP, (iii) 1,646,677 shares of Common Stock of the Issuer owned by HealthpointCapital Partners III, LP and (iv) 124,790 shares of Common Stock of the Issuer owned by HCP II Co-Invest Vehicle LP, for each of which HealthpointCapital, LLC is the investment manager.

[18]	See footnote 17.
[19]	See footnote 17.
[20]	See footnote 4.

CUSIP No. 50535E108	Schedule 13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS HGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 540,220 shares[21]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 540,220 shares[22]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,220 shares[23]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%[24]
14	TYPE OF REPORTING PERSON OO

[21]	See footnote 1.
[22]	See footnote 1.
[23]	See footnote 1.
[24]	See footnote 4.

CUSIP No. 50535E108	Schedule 13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS HGP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,473,342 shares[25]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,473,342 shares[26]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,473,342 shares[27]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%[28]
14	TYPE OF REPORTING PERSON OO

[25]

Consists of (i) 124,790 shares of Common Stock of the Issuer owned by HCP II Co-Invest Vehicle LP and (ii) 4,348,552 shares of Common Stock of the Issuer owned by HealthpointCapital Partners II, LP, for each of which HGP II, LLC is the general partner.

[26]	See footnote 25.
[27]	See footnote 25.
[28]	See footnote 4.

CUSIP No. 50535E108	Schedule 13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS HGP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,646,677 shares[29]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,646,677 shares[30]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,646,677 shares[31]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%[32]
14	TYPE OF REPORTING PERSON OO

[29]	See footnote 9.
[30]	See footnote 9.
[31]	See footnote 9.
[32]	See footnote 4.

CUSIP No. 50535E108	Schedule 13D	Page 10 of 17 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of ProSomnus, Inc., a Delaware corporation (“ProSomnus” or the “Issuer”). The Issuer’s principal executive offices are located at 5860 West Las Positas Blvd., Suite 25, Pleasanton, California, 94588.

Item 2. Identity and Background.

HealthpointCapital Partners, LP

(a) This Statement is being filed on behalf of HealthpointCapital Partners, LP, a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners, LP is 3708 Ashford Place, Greenville, NC 27858.

(c) The principal business of HealthpointCapital Partners, LP is to make investments in the orthopedics, musculoskeletal and related industries.

(d) During the past five years, HealthpointCapital Partners, LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners, LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HealthpointCapital Partners II, LP

(a) This Statement is being filed on behalf of HealthpointCapital Partners II, LP, a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners II, LP is 3708 Ashford Place, Greenville, NC 27858.

(c) The principal business of HealthpointCapital Partners II, LP is to make investments in the orthopedics, musculoskeletal and related industries.

(d) During the past five years, HealthpointCapital Partners II, LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners II, LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HealthpointCapital Partners III, LP

(a) This Statement is being filed on behalf of HealthpointCapital Partners III, LP, a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners III, LP is 3708 Ashford Place, Greenville, NC 27858.

(c) The principal business of HealthpointCapital Partners III, LP is to make investments in the orthopedics, musculoskeletal and related industries.

CUSIP No. 50535E108	Schedule 13D	Page 11 of 17 Pages

(d) During the past five years, HealthpointCapital Partners III, LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners III, LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HCP II Co-Invest Vehicle LP

(a) This Statement is being filed on behalf of HCP II Co-Invest Vehicle LP, a Delaware limited partnership.

(b) The business address of HCP II Co-Invest Vehicle LP is 3708 Ashford Place, Greenville, NC 27858.

(c) The principal business of HCP II Co-Invest Vehicle LP is to make investments in the orthopedics, musculoskeletal and related industries.

(d) During the past five years, HCP II Co-Invest Vehicle LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HCP II Co-Invest Vehicle LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HealthpointCapital, LLC

(a) This Statement is being filed on behalf of HealthpointCapital LLC, a Delaware limited liability company.

(b) The business address of HealthpointCapital LLC is 3708 Ashford Place, Greenville, NC 27858.

(c) HealthpointCapital LLC is the investment manager of (i) HealthpointCapital Partners, LP, (ii) HealthpointCapital Partners II, LP, (iii) HealthpointCapital Partners III, LP and (iv) HCP II Co-Invest Vehicle LP, each of whose principal business is to make investments in the orthopedics, musculoskeletal and related industries.

(d) During the past five years, HealthpointCapital LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP, LLC

(a) This Statement is being filed on behalf of HGP, LLC, a Delaware limited liability company.

(b) The business address of HGP, LLC is 3708 Ashford Place, Greenville, NC 27858.

(c) HGP, LLC is the sole general partner of HealthpointCapital Partners, LP, whose principal business is to make investments in the orthopedics, musculoskeletal and related industries.

CUSIP No. 50535E108	Schedule 13D	Page 12 of 17 Pages

(d) During the past five years, HGP, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP II, LLC

(a) This Statement is being filed on behalf of HGP II, LLC, a Delaware limited liability company.

(b) The business address of HGP II, LLC is 3708 Ashford Place, Greenville, NC 27858.

(c) HGP II, LLC is the sole general partner of HealthpointCapital Partners II, LP and HCP II Co-Invest Vehicle LP, whose principal business is to make investments in the orthopedics, musculoskeletal and related industries.

(d) During the past five years, HGP II, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP II, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP III, LLC

(a) This Statement is being filed on behalf of HGP III, LLC, a Delaware limited liability company.

(b) The business address of HGP III, LLC is 3708 Ashford Place, Greenville, NC 27858.

(c) HGP III, LLC is the sole general partner of HealthpointCapital Partners III, LP, whose principal business is to make investments in the orthopedics, musculoskeletal and related industries.

(d) During the past five years, HGP III, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP III, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

On December 6, 2022, Lakeshore Acquisition I Corp. (“Lakeshore”) consummated a series of transactions that resulted in the combination (the “Business Combination”) of Lakeshore with ProSomnus Holdings, Inc., a Delaware Corporation (“ProSomnus Holdings”) pursuant to the previously announced Agreement and Plan of Merger, dated May 9, 2022, by and among Lakeshore, LAAA Merger Sub, Inc. (“Merger Sub”), RedOne Investment Limited, as purchaser representative, HGP II, LLC, as representative of ProSomnus’ stockholders, and ProSomnus Holdings, following the approval at the extraordinary general meeting of the shareholders of Lakeshore

CUSIP No. 50535E108	Schedule 13D	Page 13 of 17 Pages

held on December 2, 2022. Pursuant to the Agreement and Plan of Merger, dated as of May 9, 2022 (the “Merger Agreement”), by and among Lakeshore and Merger Sub, among others Lakeshore merged with and into LAAA Merger Corp. (“Surviving Pubco”), Merger Sub merged with and into ProSomnus Holdings, and Surviving Pubco changed its name to ProSomnus, Inc. (the “Issuer”). As a result of the Business Combination, the Reporting Persons received the Common Stock of the Issuer reported herein as merger consideration.

Item 4. Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

HealthpointCapital Partners, LP	540,220 shares[33]
HealthpointCapital Partners II, LP	4,348,552 shares[34]
HealthpointCapital Partners III, LP	1,646,677 shares[35]
HCP II Co-Invest Vehicle LP	124,790 shares[36]
HealthpointCapital, LLC	6,660,239 shares[37]
HGP, LLC	540,220 shares[38]
HGP II, LLC	4,473,342 shares[39]
HGP III, LLC	1,646,677 shares[40]

Percent of class: (The percentage ownership was calculated based on 16,048,174 shares of Common Stock of the Issuer stated to be outstanding in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 13, 2022).

HealthpointCapital Partners, LP	3.4%
HealthpointCapital Partners II, LP	27.1%
HealthpointCapital Partners III, LP	10.3%
HCP II Co-Invest Vehicle LP	0.8%
HealthpointCapital, LLC	41.5%
HGP, LLC	3.4%
HGP II, LLC	27.9%
HGP III, LLC	10.3%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

HealthpointCapital Partners, LP	0 shares
HealthpointCapital Partners II, LP	0 shares
HealthpointCapital Partners III, LP	0 shares
HCP II Co-Invest Vehicle LP	0 shares
HealthpointCapital, LLC	0 shares
HGP, LLC	0 shares
HGP II, LLC	0 shares
HGP III, LLC	0 shares

[33]	See footnote 1.
[34]	See footnote 5.
[35]	See footnote 9.
[36]	See footnote 13.
[37]	See footnote 17.
[38]	See footnote 1.
[39]	See footnote 25.
[40]	See footnote 9.

CUSIP No. 50535E108	Schedule 13D	Page 14 of 17 Pages

(ii) Shared power to vote or to direct the vote:

HealthpointCapital Partners, LP	540,220 shares	[41]
HealthpointCapital Partners II, LP	4,348,552 shares	[42]
HealthpointCapital Partners III, LP	1,646,677 shares	[43]
HCP II Co-Invest Vehicle LP	124,790 shares	[44]
HealthpointCapital, LLC	6,660,239 shares	[45]
HGP, LLC	540,220 shares	[46]
HGP II, LLC	4,473,342 shares	[47]
HGP III, LLC	1,646,677 shares	[48]

(iii) Sole power to dispose or to direct the disposition of:

HealthpointCapital Partners, LP	0 shares
HealthpointCapital Partners II, LP	0 shares
HealthpointCapital Partners III, LP	0 shares
HCP II Co-Invest Vehicle LP	0 shares
HealthpointCapital, LLC	0 shares
HGP, LLC	0 shares
HGP II, LLC	0 shares
HGP III, LLC	0 shares

(iv) Shared power to dispose or to direct the disposition of:

HealthpointCapital Partners, LP	540,220 shares	[49]
HealthpointCapital Partners II, LP	4,348,552 shares	[50]
HealthpointCapital Partners III, LP	1,646,677 shares	[51]
HCP II Co-Invest Vehicle LP	124,790 shares	[52]
HealthpointCapital, LLC	6,660,239 shares	[53]
HGP, LLC	540,220 shares	[54]
HGP II, LLC	4,473,342 shares	[55]
HGP III, LLC	1,646,677 shares	[56]

[41]	See footnote 1.
[42]	See footnote 5.
[43]	See footnote 9.
[44]	See footnote 13.
[45]	See footnote 17.
[46]	See footnote 1.
[47]	See footnote 25.
[48]	See footnote 9.
[49]	See footnote 1.
[50]	See footnote 5.
[51]	See footnote 9.
[52]	See footnote 13.
[53]	See footnote 17.
[54]	See footnote 1.
[55]	See footnote 25.
[56]	See footnote 9.

CUSIP No. 50535E108	Schedule 13D	Page 15 of 17 Pages

(c) Except as set forth in this Statement, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 2 and 3 are incorporated herein by reference.

The Reporting Persons entered into a Joint Filing Agreement on December 16, 2022 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits.

Exhibit 1     Joint Filing Agreement.

CUSIP No. 50535E108	Schedule 13D	Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022	By:	HEALTHPOINTCAPITAL, LLC /s/ Joseph A. Fitzpatrick
		Name:	Joseph A. Fitzpatrick
		Title:	Chief Financial Officer

	By:	HCP II CO-INVEST VEHICLE LP /s/ Joseph A. Fitzpatrick
		Name:	Joseph A. Fitzpatrick
		Title:	Chief Financial Officer

	By:	HEALTHPOINTCAPITAL PARTNERS, LP /s/ Joseph A. Fitzpatrick
		Name:	Joseph A. Fitzpatrick
		Title:	Chief Financial Officer

	By:	HEALTHPOINTCAPITAL PARTNERS II, LP /s/ Joseph A. Fitzpatrick
		Name:	Joseph A. Fitzpatrick
		Title:	Chief Financial Officer

	By:	HEALTHPOINTCAPITAL PARTNERS III, LP /s/ Joseph A. Fitzpatrick
		Name: Title:	Joseph A. Fitzpatrick Chief Financial Officer

	By:	HGP, LLC /s/ Joseph A. Fitzpatrick
		Name:	Joseph A. Fitzpatrick
		Title:	Chief Financial Office

CUSIP No. 50535E108	Schedule 13D	Page 17 of 17 Pages

By:	HGP II, LLC /s/ Joseph A. Fitzpatrick
Name: Joseph A. Fitzpatrick Title: Chief Financial Officer

By:	HGP III, LLC /s/ Joseph A. Fitzpatrick
Name: Joseph A. Fitzpatrick Title: Chief Financial Officer

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: December 16, 2022		HEALTHPOINTCAPITAL, LLC

	By:	/s/ Joseph A. Fitzpatrick
		Name:	Joseph A. Fitzpatrick
		Title:	Chief Financial Officer

HCP II CO-INVEST VEHICLE LP

	By:	/s/ Joseph A. Fitzpatrick
		Name:	Joseph A. Fitzpatrick
		Title:	Chief Financial Officer

HEALTHPOINTCAPITAL PARTNERS, LP

	By:	/s/ Joseph A. Fitzpatrick
		Name:	Joseph A. Fitzpatrick
		Title:	Chief Financial Officer

HEALTHPOINTCAPITAL PARTNERS II, LP

	By:	/s/ Joseph A. Fitzpatrick
Name: Joseph A. Fitzpatrick Title: Chief Financial Officer

HEALTHPOINTCAPITAL PARTNERS III, LP

	By:	/s/ Joseph A. Fitzpatrick
Name: Joseph A. Fitzpatrick Title: Chief Financial Officer

HGP, LLC

By:	/s/ Joseph A. Fitzpatrick
	Name:	Joseph A. Fitzpatrick
	Title:	Chief Financial Office

HGP II, LLC

By:	/s/ Joseph A. Fitzpatrick
Name: Joseph A. Fitzpatrick Title: Chief Financial Officer

HGP III, LLC

By:	/s/ Joseph A. Fitzpatrick
Name: Joseph A. Fitzpatrick Title: Chief Financial Officer